July 8, 2011
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oppenheimer Holdings Inc. Registration Statement on Form S-4 (File No. 333-174932)
Ladies and Gentlemen:
          Oppenheimer Holdings Inc. (the “Company”), the primary obligor under its 8.75% Senior Secured Notes due 2018 (the “Old Notes”) and each of the guarantors set forth on the signature pages hereto (the “Guarantors” and, together with the Company, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, “Exxon Capital Holdings”), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (hereinafter, “Shearman & Sterling”). The Registrants represents as follows:
          1. The Registrants have not entered into any arrangement or understanding with any person to distribute the 8.75% Senior Secured Notes due 2018 to be received in the Exchange Offer (the “New Notes”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.
          2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

          3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
          4. The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any affiliate of the Registrants to distribute the New Notes.
          5. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling) in connection with any resale of such New Notes.
          6. The Registrants will require the exchange offeree to represent to the following additional provisions:
(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, OPPENHEIMER HOLDINGS INC.
By:	/s/ Albert G. Lowenthal
	Name:	Albert G. Lowenthal
	Title:	Chairman, Chief Executive Officer and Director

GUARANTORS: E.A. VINER INTERNATIONAL CO. VINER FINANCE INC.
By:	/s/ Albert G. Lowenthal
	Name:	Albert G. Lowenthal
	Title:	Chairman, Chief Executive Officer and Director

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